June 28, 2006


 Sasha Parikh
 Staff Accountant
 Division of Corporate Finance
 United States Securities and Exchange Commission

 Re:  American HealthChoice, Inc.
 Form 10-KSB for Fiscal Year Ended September 30, 2005
 Filed January 13, 2006
 Form 10-QSB for the quarter ended March 31, 2006
 File No. 0-26740


 Dear Ms. Parikh:

 Following are our responses to the comments in your letter of June 21, 2006.

 Form 10-KSB for the year ended September 30, 2005


 Item 1. Description of Business
 -------------------------------
 Medical Clinics
 ---------------

  1. We have deleted the reference "patient billings for affiliated clinics comprised 20% of total patient billings."


 Results of Operations
 ---------------------

  2. We have added the restatement caption.


 Critical Accounting Estimates
 -----------------------------
 Allowance for Discounts on Personal Injury Cases
 ------------------------------------------------

  3. The primary focus is the adequacy of the allowance i.e. accounting estimate, as of the balance sheet date. The allowance amount of
     $4,957,000 at September 30, 2004 is the starting point in the roll forward between 2003 and 2004. The categories and related amounts explain the changes in the allowance between these balance sheet dates. In the case of the $180,000 adjustment referred to previously, there were some patient balances that were intended to be written off but were not removed from the detail aging due to a software problem. If this problem had not occurred, the allowance of $4,957,000 would not have changed but the bad debt expense would have been $180,000 less for the year ended September 30, 2004. For emphasis, the amounts for the categories between the balance sheet dates do not determine the amount of the allowance as of the year end but merely explain the activity in the account between the balance sheet dates i.e "roll forward". The adjustment was not an error as of September 30, 2004 because the bad debt expense fro that year took into consideration the charge to the allowance in the amount of $180,000. If anything, the allowance at September 30, 2003 should have been increased by the $180,000, which would have increased the 2003 loss and decreased the 2004 loss. We do not believe this amount is material and do not believe and further action or discussion is necessary.


 Analysis of Allowance for Discount and Uncollectible as of September 30, 2005
 -----------------------------------------------------------------------------

  4. We agree there is need for clarity and consistency among the captions throughout the MD&A and the balance sheet. We have revised the document to use the following captions on a consistent basis.

      Statement of Operations: "Provision for discount" is the reduction to patient billing for company-owned clinics to arrive at net patient billings. Bad debt is an operating expense, which is recognized on an accrual basis for patient billings resulting in a 100% write-off.

      Balance  Sheet:   Allowance  for  discount  and  uncollectible  is  the
      reduction to accounts receivable on the balance sheet as of a reporting date to arrive at net accounts receivable for company-owned clinics.

  5. The note has been revised accordingly.


 Note 15. Restatement of Previously Issued Financial Statements
 --------------------------------------------------------------

  6. Paragraphs 1 and 2 have been revised accordingly.

  7. Paragraph 3 has been revised accordingly.

  8. The footnote has been clarified.

  9. The effect of the errors on net income has been added to the last paragraph.

  10.
        a) The bad debt reclassification is discussed in a separate paragraph.
        b)  The paragraph has been clarified.
        c) The net patient billings increased by the reclassification of bad debt expense to operating expense and decreased by the reclassification of management fees. See following spreadsheet.
        d) The accrued management fees in current liabilities were reclassified and reduced accounts receivable, net accordingly.
        e) Because we show net patient billings net as agent on the statement of operations, it is consistent to show the receivables net on the balance sheet after the payment due to the doctor.
        f) The footnote refers to the statements of operations for the two year period. The error in the amount of $225,000 only appears in the 2005 statement of operations and balance sheet.


 American HealthChoice, Inc
 Fiscal year ended September 30, 2005

                                               As reported                                                Amended
                                    -----------------------------------                      -----------------------------------
                                     Company                                                  Company
                                      owned     Affiliated    Combined           Adjust        owned     Affiliated    Combined
 Services:
   Company owned                    8,813,449                 8,813,449                      8,813,449                 8,813,449
   Affiliated                                    1,539,000    1,539,000    (1) (1,539,000)                        -            -
   Spinal decompression               743,000                   743,000                        743,000                   743,000

         Total patient billings     9,556,449    1,539,000   11,095,449        (1,539,000)   9,556,449            -    9,556,449

 Allowances:
   Cases settled                    3,569,783      621,690    4,191,473    (1)   (621,690)   3,569,783            -    3,569,783
   Cases written off                  406,000            -      406,000    (2)   (406,000)                        -            -

               Total allowances     3,975,783      621,690    4,597,473        (1,027,690)   3,569,783            -    3,569,783

 Net patient billings principal                                                              5,986,666                 5,986,666
 Net patient billings agent                                                (1)    555,310                   555,310      555,310

           Net patient billings     5,580,666      917,310    6,497,976           555,310    5,986,666      555,310    6,541,976

     Equipment sales and rental        80,849                    80,849                         80,849                    80,849

                    Net revenue     5,661,515      917,310    6,578,825            44,000    6,067,515      555,310    6,622,825

 Operating expenses:
   Compensation and benefits        2,893,889                 2,893,889                      2,893,889                  2,893,889
   Marketing and advertising        1,129,732      140,000    1,269,732                      1,129,732      140,000     1,269,732
   General and administrative       1,290,097                 1,290,097                      1,290,097                  1,290,097
   Affiliated clinics doctors                      362,000      362,000    (1)   (362,000)                        -             -
   Bad debt                                                           -    (2)    406,000      406,000                    406,000

       Total operating expenses     5,313,718      502,000    5,815,718            44,000    5,719,718      140,000     5,859,718

 Operating income (loss)              347,797      415,310      763,107                 -      347,797      415,310       763,107

 Other income (expense):

   Other expense                     (158,167)                 (158,167)   (3)   (225,000)    (383,167)                  (383,167)

 Interest expense                    (150,560)                 (150,560)                      (150,560)                  (150,560)

   Bad debt                                                           -                              -                          -
   Other income                       155,304                   155,304                        155,304                    155,304

           Total other expenses      (153,423)            -    (153,423)         (225,000)    (378,423)           -      (378,423

 Net income (loss)                    194,374       415,310     609,684          (225,000)     (30,626)     415,310       384,684


 (1) Reclass affiliated net patient billings
 (2) Reclass 100% writeoff to bad debt
 (3) Accrue additional IRS penalty and interest


 American HealthChoice, Inc
 Fiscal year ended September 30, 2004

                                               As reported                                                Amended
                                    -----------------------------------                      -----------------------------------
                                     Company                                                  Company
                                      owned     Affiliated    Combined           Adjust        owned     Affiliated    Combined
 Services:
   Company owned                    8,728,645                 8,728,645                      8,728,645                 8,728,645
   Affiliated                                      885,000      885,000    (1)   (885,000)                        -            -
   Spinal decompression               127,000                   127,000                        127,000                   127,000

         Total patient billings     8,855,645      885,000    9,740,645          (885,000)   8,855,645            -    8,855,645

 Allowances:
   Cases settled                    3,726,107      354,000    4,080,107    (1)   (354,000)   3,726,107            -    3,726,107
   Cases written off                  398,000            -      398,000    (2)   (398,000)           -                         -

               Total allowances     4,124,107      354,000    4,478,107          (752,000)   3,726,107            -    3,726,107

 Net patient billings principal                                                              5,129,538                 5,129,538
 Net patient billings agent                                                (1)    352,000                   352,000      352,000

           Net patient billings     4,731,538      531,000    5,262,538           352,000    5,129,538      352,000    5,481,538

     Equipment sales and rental                                       -                              -                         -

                    Net revenue     4,731,538      531,000    5,262,538           219,000    5,129,538      352,000    5,481,538

 Operating expenses:
   Compensation and benefits        2,732,205                 2,732,205                      2,732,205                 2,732,205
   Marketing and advertising        1,071,457       80,000    1,151,457                      1,071,457       80,000    1,151,457
   General and administrative       1,066,781                 1,066,781                      1,066,781                 1,066,781
   Affiliated clinics doctors                      179,000      179,000    (1)   (179,000)                        -            -
                                                                           (3)  1,525,000
   Bad debt                                                           -    (2)    398,000    1,923,000                 1,923,000

       Total operating expenses     4,870,443      259,000    5,129,443         1,744,000    6,793,443       80,000    6,873,443

 Operating income (loss)             (138,905)     272,000      133,095        (1,525,000)  (1,663,905)     272,000   (1,391,905)

 Other income (expense):

   Other expense                      (28,339)                  (28,339)                       (28,339)                  (28,339)

 Interest expense                     (77,309)                  (77,309)                       (77,309)                  (77,309)

   Bad debt                        (1,525,000)               (1,525,000)   (3)  1,525,000            -                         -
   Other income                             -                         -                              -                         -

           Total other expenses    (1,630,648)           -   (1,630,648)        1,525,000     (105,648)           -     (105,648)

 Net income (loss)                 (1,769,553)     272,000   (1,497,553)                -   (1,769,553)     272,000   (1,497,553)


 (1) Reclass affiliated net patient billings
 (2) Reclass 100% writeoff to bad debt
 (3) Reclass bad debt


 At your request, our auditors have reviewed the amended Form 10-KSB for the year ended September 30, 2005, the amended Form 10-QSB for the quarter ended March 31, 2006 and our responses to your comments in this letter and all previous letters. We hereby represent that they concur with the amended filings and our responses to your comments.


 A marked copy of the latest Amended 10-KSB filing is being sent by email. I will telephone tomorrow morning.


 Sincerely,

 /s/ John C. Stuecheli
 ---------------------
 John C. Stuecheli
 Vice President and CFO